Anf
5-30-2003



03054385

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAY 1 9 2003
155

SEC FILE NUMBER
8- 29418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester (City) New Hampshire (State) 03104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Lewry (603) 624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy, Henry L.
(Name – *if individual, state last, first, middle name*)

697A Union Street (Address), Manchester (City) New Hampshire (State) 03104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

OATH OR AFFIRMATION

I, Thomas M. Lewry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

HEATHER L. DUHAIME, Notary Public
My Commission Expires November 18, 2003



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

COMPUTATION OF NET CAPITAL

MARCH 31, 2003

	Allowable Assets	Focus Report Part 11A
Cash	$102,859	$102,859
Refundable State Tax	179	-
	Non-Allowable Assets	
Fees Receivable	-	24,625
Due from Officer	11,000	11,000
Furniture & Fixtures	1,732	2,761
Computer Equipment	15,898	21,946
Stock Exchange Seat	9,500	20,000
	38,130	80,332
Total Assets	$141,168	$183,191
Liabilities	$ 3,142	$ 2,895
Common Stock	$ 10,000	$ 10,000
Additional Paid-in Capital	253,615	253,615
Retained Earnings (Deficit)	(125,589)	(83,319)
	$138,026	$180,296
Total Assets	$141,168	$183,191
Total Liabilities	3,142	2,895
Net Worth	138,026	180,296
Non-Allowable Assets	38,130	80,332
Current Net Capital	99,896	99,964
Haircuts	-	-
Net Capital	99,896	99,964
Required Capital	50,000	50,000
Excess Net Capital	$ 49,896	$ 49,964

Note - The major differences were as a result of depreciation expense and fees receivable. No material inadequacies were found to exist since the previous audit of March 31, 2002.



Certified Public Accountant

HENRY L. ROY
CERTIFIED PUBLIC ACCOUNTANT
697A UNION STREET
MANCHESTER, NEW HAMPSHIRE 03104

(603) 625-5715

Item (e) - Statement of changes in Stockholders' Equity

	March 31, 2003	March 31, 2002
Common Stock	$ 10,000	$ 10,000
Additional Paid-In Capital	253,615	253,615
Retained Earnings (Deficit)	(125,589)	(62,432)
Total	$138,026	$201,183

Item (i) - Curbstone is exempt by K2II.

Item (n) - No material differences existed.



Certified Public Accountant

CURBSTONE FINANCIAL MANAGEMENT CORPORATION — EXHIBIT A

BALANCE SHEET
MARCH 31, 2003

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$102,859
Refundable State Tax	179
Total Current Assets	103,038
PROPERTY AND EQUIPMENT-AT COST	
Furniture and Fixtures	89,794
Computers	119,342
	209,136
Less-Accumulated Depreciation	191,506
Total Undepreciated Cost	17,630
OTHER ASSETS	
Due from Officer	11,000
Stock Exchange Seat	9,500
Total Other Assets	20,500
Total Assets	$141,168

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable-Trade	$ 3,142
STOCKHOLDERS' EQUITY	
Common Stock, Par Value $100 per Share, 100 Shares Authorized, Issued and Outstanding	10,000
Additional Paid-in Capital	253,615
Deficit (Exhibit B)	(125,589)
Total Stockholders' Equity	138,026
Total Liabilities and Stockholders' Equity	$141,168

The accompanying notes are an integral part of this statement.